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                                                                   Exhibit 12(c)


October 16, 2000


Board of Directors of Thermo Electron Corporation
Special Committee of The Board of Directors of
Thermo Electron Corporation
81 Wyman Street
Post Office Box 9046
Waltham, MA  02454-0946

Attention:  Dr. Richard Syron
            Chairman and Chief Executive Officer


Ladies and Gentlemen:

J.P. Morgan Securities Inc. ("J.P. Morgan") understands that Thermo Electron Corporation ("Thermo Electron") proposes to acquire all of the outstanding common stock, par value $.01 per share, (the "Shares") of Trex Medical Corporation (the "Company") not currently held by Thermo Electron from the holders thereof at a purchase price of $2.15 per Share, net to the seller in cash (the "Consideration"), pursuant to (i) an offer (the "Offer") by Trex Medical Acquisition, Inc. (the "Purchaser"), a wholly-owned subsidiary of Thermo Electron, to purchase all of the outstanding Shares and (ii) the subsequent merger (the "Merger") of the Purchaser with and into the Company. You have requested J.P. Morgan's opinion as to the fairness, from a financial point of view, to Thermo Electron of the Consideration proposed to be paid pursuant to the Offer and the Merger.

In arriving at our opinion, we have reviewed (i) the audited financial statements of the Company for the fiscal years ended October 3, 1998 and October 2, 1999; (ii) the unaudited financial statements of the Company for the nine month period ended July 1, 2000; (iii) forecast income statements for the Company's subsidiary Trophy Radiologie ("Trophy") for the fiscal years ending September 30, 2000 and September 29, 2001 provided to us by the Company's management; (iv) the unaudited consolidated balance sheet of the Company as of August 30, 2000 provided to us by the Company's management; (v) the range of indicative bid prices for Trophy provided by potential buyers of Trophy; (vi) the Asset Purchase and Sale Agreement among Thermo Electron, the Company and Hologic, Inc. dated August 13, 2000; (vii) the terms and conditions of the $25 million secured note due 2003 received by the Company from Hologic, Inc. as part of the total consideration for the purchase of the Company's U.S. operations;
(viii) certain financial analyses prepared by Thermo Electron relating to the assets and liabilities retained by the Company (ix) current and historical market prices of the Shares; (x) certain publicly available information

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concerning Trophy's businesses and of certain other companies engaged in businesses deemed by us to be comparable to Trophy's businesses; (xi) the reported market prices of the securities of certain other companies deemed by us to be comparable to Trophy's businesses; and (xii) publicly available terms of certain transactions involving companies deemed by us to be comparable to Trophy's businesses and the consideration paid for such companies

In addition, we have held discussions with certain members of the management of the Company and Thermo Electron with respect to certain aspects of the Offer and the Merger, the past and current business operations of the Company, the financial condition and future prospects and operations of the Company and certain other matters we believed necessary or appropriate to our inquiry. We have reviewed such other financial studies and analyses and considered such other information as we deemed appropriate for the purposes of this opinion.

In giving our opinion, we have relied upon and assumed, without independent verification, the accuracy and completeness of all information that was publicly available or was furnished to, or discussed with, us by Thermo Electron or the Company or was otherwise reviewed by us, and we have not assumed any responsibility or liability therefor. We have also assumed that there have been no material changes in the Company's financial condition, results of operations, business or prospects since the date of the most recent financial statements made available to us, other than the sale of the Company's U.S. operations. In addition, at your request, we have not assigned a value to the Company's potential litigation liability in the Fischer patent infringement litigation, given the unknown outcome of the case and the difficulty in quantifying potential exposure.

We have not conducted, and we have not assumed any responsibility for conducting, any valuation, appraisal or physical inspection of any assets or liabilities (contingent or otherwise), nor have any such valuations or appraisals been provided to us. In relying on the financial analyses, projections and estimates provided to, or discussed with, us, we have assumed that they have been reasonably prepared based on assumptions reflecting the best currently available estimates and judgments by management as to the expected future financial performance of the Company. We have relied as to all legal matters relevant to rendering our opinion upon the advice of counsel.

Our opinion is necessarily based on economic, market and other conditions as in effect on, and the information made available to us as of, the date hereof. It should be understood that subsequent developments may affect the conclusions in this opinion and that we do not have any obligation to update, revise or reaffirm this opinion.

We have acted as financial advisor to Thermo Electron with respect to the proposed Offer and Merger and will receive a fee from Thermo Electron for our services. We have also acted as financial advisor to Thermo Electron for the purpose of advising Thermo Electron in connection with its strategic alternatives, including the proposed reorganization of Thermo Electron and its subsidiaries. We will receive separate fees for services with respect to other elements of Thermo Electron's reorganization. These other fees include a minimum retainer and additional compensation if some or all of the other elements of Thermo Electron's reorganization are completed. In the ordinary course of their businesses, J.P.

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Morgan and its affiliates may actively trade the debt and equity securities of
Thermo Electron or the Company and their affiliates for their own account or for the accounts of customers and, accordingly, they may at any time hold long or short positions in such securities.

On the basis of and subject to the foregoing, it is our opinion as of the date hereof that the Consideration to be paid pursuant to the Offer and the Merger is fair, from a financial point of view, to Thermo Electron.

This letter is provided to the Board of Directors of Thermo Electron and the Special Committee of the Board of Directors of Thermo Electron in connection with and for the purposes of its evaluation of the Offer and the Merger. This opinion does not constitute a recommendation to any stockholder of the Company as to whether such stockholder should tender its Shares in the Offer. This opinion may not be disclosed, referred to, or communicated (in whole or in part) to any third party for any purpose whatsoever except with our prior written consent in each instance. We hereby consent to the filing of this opinion as an exhibit to the Tender Offer Statement on Schedule TO to be filed by Thermo Electron and the Purchaser and to the provision of this opinion to persons who request it as contemplated by the Schedule TO.


Very truly yours,


J.P. MORGAN SECURITIES INC.


     /s/ J.P. Morgan Securities Inc.
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